Dear Shareholders:

Lexington Small Cap Asia Growth Fund had a total return of 36.38%* for the six month period ended June 30, 1999. This compares with a total return of 40.62% for the average Asia fund monitored by Lipper, Inc. and a gain of 49.96% for the unmanaged Morgan Stanley Capital International All Country Far-East Ex-Japan Index.

Portfolio Review

The Asia ex-Japan equity markets significantly outperformed global equity markets, with a return of 44.3% in U.S. dollar terms. Since the beginning of the year, regional stock markets, including China, have shown strong performances amidst higher turnover as the result of lower interest rates and healthy current account surpluses. The Chinese government is expected to announce more aggressive measures to boost domestic demand after the latest 1% interest rate cut on June 10, which has benefited China-related stocks. Over the past six months, the Shanghai and Shenzhen 'B' share stock markets soared 104.1% and 120.7%, respectively.

Korea, the first country to recover from Asia's turmoil, showed a 57% rise in its stock market in the first half of 1999. Meanwhile, the Philippines and Indonesia, which have benefited from liquidity inflows and improved sentiment, increased 66.3% and 26.3%, respectively. The markets in Thailand, Malaysia, and Singapore enjoyed even sharper rises in the first few months of 1999, but retreated somewhat in June. Shares in Malaysia ended the half year 38.4% higher as the result of rising domestic liquidity. Singapore and Thailand rose 55.6% and 46.6%, respectively, benefiting from lower interest rates and the recovery in domestic exports.

Hong Kong, affected by its currency peg system, is expected to be the slowest to recover from deflationary pressures. However, sentiment towards China-related equities continue to be boosted by expectations that the Chinese government will further relax its fiscal policy and increase liquidity to boost domestic demand in the near term. Hong Kong 'H' shares outperformed their counterparts in Hong Kong, rising 55.6%, compared to an increase of 34.7% in the blue chip Hang Seng Index. We believe that Hong Kong is still well positioned to benefit from an economic recovery in China. In Taiwan, shares rose 32.4%, helped by a rise in exports and a strong performance in the electronics sector.

During the period under review, we reduced the Fund's significant overweight exposure in Singapore from 26.3% at the end of December 1998 to 9.0% as the result of the significant appreciation in share prices. Similarly, positions in Korea, Thailand, and China were also lowered. Signs of stabilizing economic conditions meant that we increased the Fund's portfolio's exposure to Hong Kong, China and Taiwan.

In addition, we have begun rebuilding the Fund's positions in Malaysia and Indonesia where economic fundamentals, the political situation, and social stability are improving. In view of the expected recovery in Asian economies, the Fund's share holdings in Australia were sold as we expect higher returns from investing in companies within Asia. The Fund's cash level was relatively high at 18.4% on June 30, 1999 due to two large subscriptions during the last two days of the period under review.

The Fund has continued its strategy of concentrating the portfolio in the economies with stronger economic fundamentals and more liquid shares in the region. A more stable economic and political outlook means that shares in other countries that are facing prospects for an economic recovery will continue to be accumulated.

Market Outlook

We believe that Asia's growth will resume. The economic recovery in the region is both cyclical and structural. The Asian economies' fundamental drivers remain intact. These include high literacy rates of an average of 86%, low per capita income, high underlying economic growth of between 2.4% and 6.0% for the year 2000, and cheap labor. The crisis in the region was the result of cheap and plentiful capital in the 1990s. Rapid adjustment has been seen in most countries. The consolidation that is underway is resulting in a significant and speedy clearing process, similar to that in the U.S. in the early 1990s. Current account surpluses and lower interest rates are expected to lead to a recovery in consumption and economic activity.

Structural adjustments are also underway. Banking regulatory systems have been substantially improved in many countries and mechanisms to resolve banking failures have been put into place. In many instances, central banks have been given greater independence and viable policy frameworks are being formulated. In addition, trade, investment, and industry reforms are being accelerated. Many of the corporations in Asia are increasingly focusing on consolidating and creating value within their businesses.

The region's cyclical and structural adjustments are expected to lead to a boost in corporate earnings, a smoothing in the Asian business cycle, and a decoupling in performance with the developed stock markets. These imply that the risk/reward profile will become more attractive, resulting in higher returns and lower risk. We believe that Asia has the potential to become a serious asset class that provides genuine diversification of risk from the developed markets.

We do not believe that the rapid recovery being witnessed in Asia will prompt complacency. This is because economic recovery assists in:

a. closing the price gap between buyers and sellers,

b. the clearing process, which will continue, and

c. restructuring and reform, especially those involving redundancies. In Korea, for example, the unemployment rate has eased as workers are able to find alternative jobs more easily.

More competition and properly priced capital should inevitably lead to better investment decisions in the region. Indeed, some countries, such as Singapore and the Philippines, were already liberalizing their economies before the onset of the Asian crisis. Remarkably, China is learning from its neighbors and is accelerating its own domestic reforms.

Despite the strong rebound in the Asian stock markets over the past six months, we believe that the uptrend will continue. This is because the region is undergoing a cyclical recovery. We believe that the countries and companies that are most committed to reform will enjoy the fastest recovery prospects. Careful stock selection is required to maximize the opportunities arising from Asia's cyclical uptrend within the region's long-term growth prospects. In addition, global funds have yet to make re-allocations to Asia ex-Japan. We believe that regional markets have the potential to move higher when this happens, in view of the small size of these markets relative to the developed stock markets. The Federal Reserve's move from a tightening to a neutral bias after its 25-basis point increase in the Federal Funds rate on June 30 is also encouraging for financial markets.

We have reduced the Fund's overweight positions in Singapore, Korea and Thailand over the past quarter, in favor of the recovering economies in Hong Kong, China, Malaysia, and Indonesia. The Fund's weightings in Taiwan have also been increased amidst the accumulation of trade surpluses and a bottoming in economic activity in the country. The Fund currently has overweight positions in Hong Kong, China, Malaysia, Thailand and Indonesia.

Stock selection is focused on reasonably-priced companies in Asia that are well-managed, are adjusting to the new environment, willing to restructure their operations, and are benefiting from the economic recovery in the region, stable overseas demand or a cyclical uptrend.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness. If a company in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value of one or more of the Fund's portfolio holdings will have a similar impact on the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to the financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,

Christina Lam
Portfolio Manager
August, 1999

Robert M. DeMichele
President
August, 1999

* **55.20%** and **(6.09%)** are the one year and since commencement (07/03/95) average annual standard total returns, respectively, for the period ended June 30, 1999. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. International investing has special risks, including currency fluctuations and political instability. Total return represents past performance and is not predictive of future results. There is no guarantee that the Fund can achieve its objective.

Portfolio Summary as of June 30, 1999
(unaudited)

Asset Allocation



Common Stocks	82%
Cash & Cash Equivalents	18%

Top Country Holdings



Hong Kong	30%
Taiwan	11%
South Korea	9%
Singapore	9%
Malaysia	7%
China	6%

Top Ten Holdings (28% of Portfolio)

1. Commerce Asset Holdings – *Malaysia*
2. LG Electronics – *South Korea*
3. Denway Investment , Ltd.– *Hong Kong*
4. Samsung Fire & Marine Insurance Company – *South Korea*
5. Arab Malaysian Finance Bhd – *Malaysia*
6. China National Aviation Company, Ltd. – *Hong Kong*
7. PT Hanjaya Mandala Sampoerna – *Indonesia*
8. Compal Electronics, Inc. – *Taiwan*
9. China Telecom, Ltd. – *Hong Kong*
10. Esprit Holdings, Ltd. – *Hong Kong*

Lexington Small Cap Asia Growth Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Number of Shares	Security	Value (Note 1)
	COMMON STOCKS: 81.6%	
	China: 6.1%	
2,400,000	Angang New Steel Company, Ltd.	$ 358,827
1,500,000	China Shipping Development Company, Ltd.[1]	346,067
1,200,000	Zhenhai Refining and Chemical Company, Ltd.	363,467
		1,068,361
	Hong Kong: 29.8%	
35,000	Cheung Kong Holdings, Ltd.	311,267
280,000	China Everbright, Ltd.[1]	279,689
2,500,000	China National Aviation Company, Ltd.	476,890
150,000	China Telecom, Ltd.[1]	416,634
120,000	Citic Pacific, Ltd.	382,801
420,000	Cosco Pacific, Ltd.	349,160
81,000	Dao Heng Bank Group, Ltd.	363,312
3,500,000	Denway Investment, Ltd.	500,734
582,000	Esprit Holdings, Ltd.	393,821
758,000	Hengan International Group Company, Ltd.[1]	383,464
124,000	Hong Kong Telecommunications, Ltd.	322,042
10,000	HSBC Holdings, Ltd.	364,756
42,000	Hutchison Whampoa, Ltd.	380,287
105,000	New World Development Company, Ltd.	314,650
		5,239,507
	Indonesia: 4.6%	
195,000	PT Hanjaya Mandala Sampoern[1]	447,508
887,000	PT Tempo Scan Pacific Tbk	370,400
		817,908
	Malaysia: 6.5%	
399,000	Arab Malaysian Finance Bhd[1]	483,000
271,000	Commerce Asset Holdings	670,368
		1,153,368
	Singapore: 9.0%	
156,500	DBS Land, Ltd.	312,546
100,000	Keppel Corporation	340,682
33,000	Overseas Chinese Banking Corporation, Ltd.	275,248
	Singapore (continued):	
77,000	Pacific Century Regional Development, Ltd.[1]	$ 327,906
19,000	Singapore Press Holdings, Ltd.	323,648
		1,580,030
	South Korea: 9.1%	
20,500	LG Electronics	566,757
4,700	Nong Shim Company, Ltd.[1]	301,703
710	Samsung Fire & Marine Insurance Company	499,930
85,000	Youngone Corporation	227,653
		1,596,043
	Taiwan: 10.7%	
480,000	China Steel Corporation	362,612
110,000	Compal Electronics, Inc.	432,521
150,000	Formosa Plastics Corporation	315,799
100,000	Taiwan Semiconductor Manufacturing Company	382,365
250,000	United World Chinese Bank	387,009
		1,880,306
	Thailand: 5.8%	
210,000	Land & House Public Company, Ltd.	381,571
330,000	National Petrochemical Public Company, Ltd.	304,280
110,000	Thai Farmers Bank Public Company, Ltd.[1]	340,078
		1,025,929
	TOTAL INVESTMENTS: 81.6% (cost $10,746,077†) (Note 1)	14,361,452
	Other assets in excess of liabilities: 18.4%	3,246,226
	TOTAL NET ASSETS: 100.0% (equivalent to $7.76 per share on 2,269,172 shares outstanding)	**$17,607,678**

[1] Non-income producing security.

† Aggregate cost for Federal income tax purposes is $10,993,810.

At June 30, 1999, the composition of the Fund's net assets by industry concentration was as follows:

Aerospace	1.8%	Energy Sources	2.1%	Real Estate	7.2%
Banking	13.6	Financial Services	7.7	Services	3.8
Capital Equipment	6.6	Health & Personal Care	2.1	Telecommunications	2.4
Consumer Durable Goods	6.1	Materials	11.1	Transportation	2.0
Consumer Nondurable Goods	6.4	Merchandising	1.6	Other assets	18.4
Electrical & Electronics	2.2	Multi-Industry	4.9	Total Net Assets	100.0%

The Notes to Financial Statements are an integral part of this statement.

Lexington Small Cap Asia Growth Fund, Inc.
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $10,746,077) (Note 1)	$ 14,361,452
Cash	1,187,210
Foreign currency (cost $607,859)	607,955
Receivable for investment securities sold	699,872
Receivable for shares sold	2,527,916
Dividends and interest receivable	20,953
Deferred organization costs, net (Note 1)	17,615
Total Assets	19,422,973
Liabilities	
Due to Lexington Management Corporation (Note 2)	14,234
Payable for investment securities purchased	1,644,420
Payable for shares redeemed	116,863
Accrued expenses	39,778
Total Liabilities	1,815,295
Net Assets (equivalent to $7.76 per share on 2,269,172 shares outstanding) (Note 3)	$ 17,607,678
Net Assets consist of:	
Capital stock — authorized 1,000,000,000 shares, $.001 par value per share	$ 2,269
Additional paid-in-capital	27,479,914
Accumulated net investment loss	(59,292)
Accumulated net realized loss on investments and foreign currency transactions	(13,445,458)
Unrealized appreciation of investments and foreign currency translation of other assets and liabilities	3,630,245
Total Net Assets	$ 17,607,678

Lexington Small Cap Asia Growth Fund, Inc.
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Dividends	$ 150,417	
Interest	15,597	
	166,014	
Less: foreign tax expense	15,184	
Total investment income		$ 150,830
Expenses		
Investment advisory fee (Note 2)	82,243	
Transfer agent and shareholder servicing expenses (Note 2)	23,767	
Registration fees	15,780	
Printing and mailing expenses	15,543	
Professional fees	12,941	
Custodian expenses	12,328	
Directors' fees and expenses	8,636	
Accounting expenses (Note 2)	6,985	
Amortization of deferred organization costs (Note 1)	5,745	
Computer processing fees	3,267	
Other expenses	7,785	
Total expenses	195,020	
Less: expenses recovered under contract with investment adviser (Note 2)	30,564	164,456
Net investment loss		(13,626)
Realized and Unrealized Gain (Loss) on Investments (Note 4)		
Net realized gain (loss) on:		
Investments	331,443	
Foreign currency transactions	(87,390)	
Net realized gain		244,053
Net change in unrealized appreciation of:		
Investments	2,806,950	
Foreign currency translation of other assets and liabilities	14,834	
Net change in unrealized appreciation		2,821,784
Net realized and unrealized gain		3,065,837
Increase in Net Assets Resulting from Operations		$3,052,211

The Notes to Financial Statements are an integral part of these statements.

Lexington Small Cap Asia Growth Fund, Inc.
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment loss	$ (13,626)	$ (30,606)
Net realized gain (loss) from investments and foreign currency transactions	244,053	(11,168,364)
Net change in unrealized appreciation (depreciation) of investments and foreign currency translation	2,821,784	8,154,959
Net increase (decrease) in net assets resulting from operations	3,052,211	(3,044,011)
Increase (decrease) in net assets from capital share transactions (Note 3)	(3,722,224)	7,454,840
Net increase (decrease) in net assets	(670,013)	4,410,829
Net Assets:		
Beginning of period	18,277,691	13,866,862
End of period (including accumulated net investment loss of $59,292 and $45,666, in 1999 and 1998, respectively)	$ 17,607,678	$ 18,277,691

The Notes to Financial Statements are an integral part of these statements.

1. Significant Accounting Policies

Lexington Small Cap Asia Growth Fund, Inc. (the ‘‘Fund’’) is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek long-term capital appreciation through investment in common stocks and equivalents of companies domiciled in the Asia region with a market capitalization of less than $1 billion. The Fund commenced operations on July 3, 1995. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Securities transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Securities traded on a recognized stock exchange are valued at the last sales price reported by the exchange on which the securities are traded. If no sales price is recorded, the mean between the last bid and asked prices is used. Securities traded on the over-the-counter market are valued at the mean between the last current bid and asked prices. Short-term securities having a maturity of 60 days or less are stated at amortized cost, which approximates market value. Securities for which market quotations are not readily available and other assets are valued by Fund management in good faith under the direction of the Fund's Board of Directors. All investments quoted in foreign currencies are valued in U.S. dollars on the basis of the foreign currency exchange rates prevailing at the close of business. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

Foreign Currency Transactions Foreign currencies (and receivables and payables denominated in foreign currencies) are translated into U.S. dollar amounts at current exchange rates. Translation gains or losses resulting from changes in exchange rates and realized gains and losses on the settlement of foreign currency transactions are reported in the statement of operations. In addition, the Fund may enter into forward foreign exchange contracts in order to hedge against foreign currency risk in the purchase or sale of securities denominated in foreign currency. The Fund may also enter into such contracts to hedge against changes in foreign currency exchange rates on portfolio positions. These contracts are marked to market daily, by recognizing the difference between the contract exchange rate and the current market rate as unrealized gains or losses. Realized gains or losses are recognized when contracts are closed and are reported in the statement of operations.

The Fund authorizes its custodian to place and maintain equity securities in a segregated account of the Fund having a value equal to the aggregate amount of the Fund's commitments under forward foreign currency contracts entered into with respect to position hedges. There were no forward foreign currency contracts outstanding at June 30, 1999.

Financial Futures The Fund may invest in financial futures contracts in order to gain exposure to, or protect against market fluctuation. The Fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the Fund to ‘‘mark to market’’ on a daily basis, which reflects the change in market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. Realized gains or losses are recognized when contracts are closed and are reported in the statement of operations. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The

1. Significant Accounting Policies (continued)

Financial Futures (continued) amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At June 30, 1999, there were no financial futures contracts outstanding.

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Distributions Dividends from net investment income and net realized capital gains are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1998, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distributions under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

Deferred Organization Expenses Organization expenses aggregating $67,351 have been deferred and are being amortized on a straight-line basis over five years. At June 30, 1999, the amount remaining to be amortized was $17,615.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at the rate of 1.25% of average daily net assets. In connection with providing investment advisory services, LMC has entered into a sub-advisory contract with Crosby Asset Management (US), Inc. (''Crosby'') under which Crosby provides the Fund with investment management services. Pursuant to the terms of the sub-advisory contract between LMC and Crosby, LMC pays Crosby a monthly sub-advisory fee at the annual rate of 0.625% of the Fund's average daily net assets. For 1999, LMC has agreed to voluntarily limit the total expenses of the Fund (excluding interest, taxes brokerage commissions and extraordinary expenses but including management fee and operating expenses) to an annual rate of 2.50% of the Fund's average net assets. Total reimbursement was $30,564 for the six months ended June 30, 1999, and is set forth in the statement of operations.

The Fund also reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $13,600, which are incurred by the Fund, but paid by LMC.

3. Capital Stock

Transactions in capital stock were as follows:

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	2,756,581	$ 18,168,577	6,292,082	$ 37,640,881
Shares issued on reinvestment of dividends	—	—	—	—
	2,756,581	18,168,577	6,292,082	37,640,881
Shares redeemed	(3,701,418)	(21,890,801)	(5,043,321)	(30,186,041)
Net increase (decrease)	(944,837)	$ (3,722,224)	1,248,761	$ 7,454,840

4. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months June 30, 1999, excluding short-term securities, were $12,143,745 and $17,293,015, respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $3,694,940 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $64,695.

5. Investment and Concentration Risks

The Fund's investments in foreign securities may involve risks not present in domestic investments. Since foreign securities may be denominated in a foreign currency and involve settlement and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Fund. Foreign investments may also subject the Fund to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market and/or credit risk of the investments.

Year 2000 Compliance Risk The Fund seeks to ensure that the operating and processing systems of the companies in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these companies may not be adequately prepared for the Year 2000 which could have a material impact on the company itself and on the Fund's investment in that company.

In addition to the risks described above, risks may arise from forward foreign currency contracts as the result of the potential inability of counterparties to meet the terms of their contracts.

Lexington Small Cap Asia Growth Fund, Inc.
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,			July 3, 1995 (commencement of operations) to December 31, 1995
		1998	1997	1996	
Net asset value, beginning of period	$ 5.69	$ 7.06	$12.24	$ 9.76	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)	—	(0.05)	(0.05)	0.02
Net realized and unrealized gain (loss) on investments and foreign currency transactions	2.08	(1.37)	(5.13)	2.54	(0.24)
Total income (loss) from investment operations	2.07	(1.37)	(5.18)	2.49	(0.22)
Less distributions:					
Distributions from net investment income	—	—	—	—	(0.02)
Distributions in excess of net investment income (temporary book-tax difference)	—	—	—	(0.01)	—
Net asset value, end of period	$ 7.76	$ 5.69	$ 7.06	$12.24	$ 9.76
Total return	86.95%*	(19.41)%	(42.32)%	25.50%	(4.39)%*
Ratio to average net assets:					
Expenses, before reimbursement or waivers	2.96%*	2.86%	2.30%	2.64%	3.51%*
Expenses, net of reimbursement or waivers	2.50%*	2.50%	2.30%	2.42%	1.75%*
Net investment loss, before reimbursement or waivers	(0.67)%*	(0.57)%	(0.32)%	(0.86)%	(1.24)%*
Net investment income (loss)	(0.21)%*	(0.21)%	(0.32)%	(0.64)%	0.52%*
Portfolio turnover rate	197.83%*	193.48%	187.41%	176.49%	40.22%*
Net assets, end of period (000's omitted)	$17,608	$18,278	$13,867	$23,796	$8,936

* Annualized.

Lexington
Small Cap Asia Growth Fund, Inc.

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Sub-Adviser

CROSBY ASSET MANAGEMENT (US), INC.
32/F Asia Pacific Finance Tower
Citibank Plaza
3 Garden Road, Central
Hong Kong

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information:
1-800-526-0052

www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your
Lexington Fund account
Price/Yield • Account Balances • Exchanges •
Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington Small Cap Asia Growth Fund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX286-SAR6/99

LEXINGTON SMALL CAP ASIA GROWTH FUND, INC.

Seeks long-term capital appreciation through investment in companies domiciled in the Asia Region with a market capitalization of less than $1 billion.

Semi-Annual Report
June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®